ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

October 15, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Loan Lauren P. Nguyen
Special Counsel

Re:	American Media, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 1, 2012
File No. 333-183477

Ladies and Gentlemen:

Set forth below are the responses of American Media, Inc. (the “Company”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 11, 2012, with respect to Amendment No. 1 (the “First Amendment”) to the Registration Statement (the “Registration Statement”) referenced above. Separately today, the Company has filed with the Commission Amendment No. 2 to the Registration Statement (the “Second Amendment”). The Second Amendment has been marked to indicate changes from the First Amendment.

For your convenience, we have set forth below the Staff’s comments as set forth in the October 11, 2012 letter, followed by the Company’s responses thereto (including page references to the Second Amendment, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Second Amendment. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Executive Compensation, page 80

Annual Cash Incentive Payment, page 83

1.

We note your response to our prior comment 12 and reissue in part. Please refer to the fourth paragraph. We note your disclosure that “DSI’s Adjusted EBITDA for fiscal 2012 was greater than $5,003,000.” We also note that this disclosure does not quantify the performance goal or target actually achieved. A general “greater” or “less than” reference with respect to the performance goal or target is not sufficient. Please revise to quantify all performance goals or targets actually achieved in order for your named executive officers to earn their annual cash incentive payments. To

Securities and Exchange Commission

October 15, 2012

the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion.

The Company notes the Staff’s comment and has made revisions to its disclosure on page 83 of the Second Amendment in response to this comment by providing the amount of DSI’s Adjusted EBITDA actually achieved during fiscal 2012.

Security Ownership of Certain Beneficial Owners and Management, page 96

2.	Please refer to footnotes 1, 2, 4, 7 and 8. We note that in each footnote certain entities or natural persons have disclaimed beneficial ownership “except to the extent of their respective pecuniary interest therein.” Please note that for the purposes of Rule 13d-3(a) of the Securities Exchange Act of 1934, beneficial ownership is not determined based on pecuniary interest. Please revise each footnote to the table accordingly or tell us why such a disclaimer is appropriate.

The Company notes the Staff’s comment and has made revisions to its disclosure on pages 96 and 97 of the Second Amendment in response to this comment by deleting the qualifier regarding pecuniary interest in each instance.

3.	Please refer to footnote 3. We note that the relationship been the various disclosed funds, entities and The Capital Group Companies is not clear. Please revise to clarify the relationship between the various funds, entities and listed securityholder.

The Company notes the Staff’s comment and has made revisions to its disclosure on page 97 of the Second Amendment in response to this comment by revising footnote 3.

The Company intends to request acceleration of the effectiveness of the Registration Statement, as amended, as promptly as practicable after the Staff has notified the Company that the Staff has completed its review of the Second Amendment and this response letter and has no further comments.

Please do not hesitate to contact the undersigned at (212) 872-8115 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	American Media, Inc.
Christopher V. Polimeni
Eric S. Klee